Exhibit 99.3

Employee Stock Option Plan

of QIWI plc

2019

(hereinafter referred to as the “ESOP” or the “Plan”)

1.    Certain Definitions.

The capitalized terms set forth below shall have the meaning prescribed hereunder for purposes of the Plan:

The Company	means QIWI plc, a company established under the Law of Cyprus with the registered address Kennedy 12, Kennedy Business Centre, P.C. 1087, Nicosia, Cyprus, registration number 193010.

Beneficial Owner	a Beneficial Owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (1) voting power which includes the power to vote, or to direct the voting of, such security; and/or (2) investment power which includes the power to dispose, or to direct the disposition, of such security.

Corporate Target(s)	mean each of the following metrics either separately or jointly: Relative Total Shareholder Return, Payment Volume, Adjusted Net Revenue and/or Adjusted Net Profit of the Group or of the relevant CGU (Cash Generating Unit) or group of CGUs of the Company for the relevant year as defined by the Administrator for each Participant.

Change of Control	The consummation of a transaction or series of related transactions as a result of which any Founder holding as of the date of this Plan directly or indirectly more than fifty (50) percent of the voting rights exercisable at general meetings of the members of the Company ceases to Control the Company.

Control

in relation to a Person means the direct or indirect holding or control of:

(a)   a majority of the voting rights exercisable at general meetings of the members of that undertaking on all, or substantially all, matters;

(b)   the right to appoint or remove directors having a majority of the voting rights exercisable at meetings of the board of directors of that undertaking on all, or substantially all, matters; or

(c)   the right (whether pursuant to a contract, understanding or other arrangement) to direct or cause to be directed directly or indirectly a dominant influence over such other undertaking, and (i) where an undertaking is not a company, references above to directors, general meetings and members shall be deemed to refer to the equivalent bodies in such undertaking; and (ii) “Controlled” and “Controlling” shall have a corresponding meaning.

Exercise Notice	means the notice duly executed by the option holder or the Beneficial Owner that stipulates the desire of the option holder or the Beneficial Owner to exercise a certain number of options and that contains the date and the number of options to be exercised.

Fair Market Value	means the weighted average price of the Shares being traded in the form of American depositary shares on the NASDAQ Global Select Market for the ten (10) completed trading days, preceding the date the Exercise Notice is delivered, as applicable, which shall be calculated as the sum of products of the daily trading volume for each respective trading day multiplied by the closing price of stock on such trading day, divided by the aggregate trading volume for such ten (10) completed trading days, as calculated based on the data provided by any of the NASDAQ Global Select Market, Bloomberg or Reuters (as elected by the Administrator in its sole discretion) by mail, including electronic mail, or on its respective internet site, as the case may be.

Founder	means any Person that was the ultimate beneficial owner of a member of the Company directly or indirectly holding class A shares at the time the Company’s Shares became freely traded in the form of the American depository shares on the NASDAQ Global Select Market.

Group	means the Company and all its Subsidiaries.

Options Expiration Date	December 31, 2026. Notwithstanding the foregoing, the Administrator may select a different Expiration Date for Options issued hereunder, not more than ten (10) years from the date of grant of such Options.

Person	means any individual, partnership, company, legal person, unincorporated organization, trust (including the trustees in their aforesaid capacity) or other entity.

Shares	means Class B shares of the Company (or any other respective class of shares that confers upon its holder the right to one (1) vote at a general meeting of the Company and in other respects ranking pari passu with other shares in the Company).

Subsidiary	means in relation to an undertaking (the holding undertaking), any other undertaking which the holding undertaking Controls and any undertaking which is a Subsidiary of another undertaking is also a Subsidiary of any undertaking of which that other is a Subsidiary.

2.    Objectives.

The Company has approved the ESOP in respect of its Shares to achieve the following goals:

2.1.    Align interests of the shareholders and the management of the Company by providing to the key employees and service providers of the Company and its Affiliates an opportunity to participate in long-term growth of the Company’s value.

2.2.    Increase investment attractiveness and market capitalization of the Company.

2.3.    Provide competitive remuneration and retain key employees of the Company and its Affiliates.

2.4.    Align with the practice of other public companies.

3.    Major terms and conditions of the ESOP.

3.1.    Eligibility. The Administrator shall select recipients of Options hereunder (the Participants) from among those executive managers and key service providers of the Group who are in a position to make a significant contribution to the success of the Group. Non-employee directors of the Board of Directors of the Company (the Board) will not be eligible to participate in the Plan. Each executive director of the Board will be eligible to receive grants of Options under the Plan in connection with such individual’s service as an employee of the Company, and no such grant of Options will be made in connection with such individual’s service as a director of the Board.

3.2.    Administration. The Compensation Committee of the Board, acting as administrator of the Plan (the Administrator) under the decision of the Board to delegate such powers to the Administrator, shall have the authority to adopt, amend and repeal such administrative rules, guidelines and practices relating to the Plan as it deems advisable. The Administrator may construe and interpret the terms of the ESOP and any Option granted under the Plan. The Administrator may correct any defect, supply any omission or reconcile any inconsistency in the ESOP or any Option in the manner and to the extent it shall deem expedient to carry the Plan into effect. The Administrator may approve the amendment of any Option in accordance with the terms of the ESOP. All decisions by the Administrator shall be made in its sole discretion, and shall be final and binding on all persons having or claiming any interest in the Plan or in any Options, provided that the decision of the Administrator shall not contradict Clause 14 of the Plan.

3.3.    Options. Participants shall receive a right (an Option) entitling the Participant to acquire Shares upon satisfaction of the vesting conditions set forth in the applicable Award Agreement and payment of the applicable price per Share (the Exercise Price). Notwithstanding anything to the contrary herein, upon exercise of the Option, the Company, in its sole discretion may deliver to the Participant, in lieu of Shares, cash equal to the difference between the Fair Market Value of the Shares with respect to which the Option is being exercised reduced by the Exercise Price of the Option being exercised and further reduced by the taxes the Company is required to withhold in respect of the Option exercise pursuant to applicable law (the Cash Election) and the provisions of the Plan and the applicable Award Agreement shall be interpreted in a manner consistent with this Cash Election.

3.4.    Available Shares[; Limits]. Subject to the provisions of this Section 3 and to adjustment under Section 4 (Adjustment), grants of the Options may be made under the Plan for up to a maximum number of Shares equal to 3,100,000 (the Pool). If any Option granted under this Plan expires, terminates or is canceled for any reason without having been exercised in full, the number of Shares underlying such expired, terminated or cancelled Option shall again be available for the purpose of awards under the Plan.

3.5.    Exercise Price. The Administrator shall determine the Exercise Price applicable to the Options granted under the Plan, provided that the Exercise Price shall not be less than the average closing price per-Share of the Shares being traded in the form of American depositary shares on the NASDAQ Global Select Market for the ninety (90) business days immediately preceding the grant date or the par value of the Shares, whichever is higher.

3.6.    Cashless Exercise. Each Participant shall be required to acquire the Shares subject to any Option (or portion thereof) pursuant to a cashless exercise procedure. The Options identified in the Exercise Notice shall be cancelled upon the exercise and the Participant shall receive the number of Shares underlying the Options (or portion thereof) being exercised reduced by that number of Shares having an aggregate Fair Market Value equal to the exercise price of the Options being exercised, and further reduced by that number of Shares having an aggregate Fair Market Value equal to the taxes the Company is required to withhold in respect of the Option exercise pursuant to applicable law.

No fractional shares shall be issued pursuant to this cashless exercise procedure and any fractional amount resulting from calculation above shall be settled in cash.

The par value of the Shares issued pursuant to this cashless exercise procedure shall be paid up by a Subsidiary, which employs and/or contracts the Participant exercising the Options.

3.7.    Terms and Conditions. The Administrator shall determine the terms of all Options (including terms and conditions with respect to the achievement of established performance metrics), subject to the limitations provided herein, and shall furnish to each Participant an agreement (the Award Agreement) setting forth the terms applicable to the Participant’s Option. By accepting an Award Agreement, the Participant agrees to the terms of the Option (as set forth in the Award Agreement) and of the Plan. In the event of a conflict between the terms and conditions of the Plan and the terms and conditions of the Award Agreement, the terms and conditions of the Plan shall prevail. Such terms and conditions may include, without limitation, an obligation of the Participant to agree to a lock-up arrangement with respect to Shares acquired pursuant to the Option. Terms and conditions of Options may differ amongst different Participants and different grants of Options.

3.8.    Tax Preparation. The Company shall provide Participants with assistance regarding the preparation of the appropriate tax return in respect of Options granted under the Plan, provided that (i) such assistance shall be rendered within four (4) years after the first vesting, and that (ii) such assistance shall not exceed EUR 100,000 per year in the aggregate for the Company.

3.9.    Vesting. Unless otherwise provided by the Plan or decided by the Administrator, the Options shall vest in accordance with this Section 3.9 and the applicable Award Agreement. The vesting of shares shall be subject to the achievement of one or several Corporate Targets set forth in the Award Agreement. Forty percent (40%) of the Options shall be eligible to vest and become exercisable on the third anniversary of the grant date, with the remaining sixty percent (60%) of the Options eligible to vest and become exercisable on the fourth anniversary of the grant date. Options that have not become vested as of the date of termination of a Participant’s employment or service with a member of the Group shall be forfeited upon such termination. Participants shall have thirty (30) days following termination of employment or service to exercise vested Options. Any Options that have not been exercised in such thirty (30) day period shall be terminated and may no longer be exercised. The Administrator shall have the discretion to adjust the vesting schedule with respect to any Option granted to a Participant, subject to Section 16.

3.10.    Change in Control. In the event of a Change of Control wherein outstanding Options are not assumed or substituted in connection with such Change in Control, then, immediately upon the occurrence of such Change in Control, a prorated portion of each outstanding Option shall become fully vested (with any applicable performance criteria deemed to be achieved at actual levels as of such Change in Control) based on the number of days elapsed from the commencement date of the applicable vesting or performance period through the date of the Change in Control.

3.11.    Expiration Date. Except as otherwise set forth herein, each then outstanding Option shall terminate upon the Expiration Date with respect to such Option or upon such other date as may be provided in the applicable Award Agreement, which shall in no event be more than ten (10) years following the grant date of such Option.

3.12.    No Shareholder Rights Prior to Vesting. The Participant shall not have any rights of a shareholder (including the right to distributions or dividends) with respect to the Options until the Options are exercised pursuant to the terms of the Award Agreement.

4.    Adjustment.

In the event of any stock split or combination of shares (including a reverse stock split), reorganization, recapitalization, large, special and non-recurring dividend, split-up, spin-off, merger, exchange of stock, redemption, repurchase, consolidation, other change in the capital structure of the Company, sale of assets or other similar event which requires adjustment in the good faith determination of the Administrator in order to avoid the enlargement or dilution of rights hereunder, the Administrator shall make adjustments to the maximum number Shares that may be delivered under the Plan, and the Exercise Price of any Options and also make such changes in the number and kind of shares of stock, securities or other property (including cash) covered by outstanding Options, and the terms thereof, as the Administrator determines to be appropriate. References in the Plan to Shares shall be construed to include any stock or securities resulting from an adjustment pursuant to this Section 4.

5.    Transferability. Lock-up.

The Shares delivered to a Participant in respect of vested Options exercised by the Participant under the ESOP and the applicable Award Agreement prior to the date that is six (6) months following the applicable vesting date of the Options may not be transferred until the date that is six (6) months following the applicable vesting date of the Options (the Holding Period). Following the expiration of the Holding Period, each Participant is entitled to sell, transfer or dispose in any manner all Shares which such Participant has acquired from time to time by way of the exercise of the Options granted under this ESOP, provided that the Participant unconditionally agrees to comply with such lock-up arrangements as may be determined by the Administrator at its own discretion from time to time or required by underwriters or the Company in connection with any underwritten public offering of equity interests of the Company pursuant to a registration statement declared effective under the United States Securities Act of 1933, as amended, which restrictions may continue to apply following the termination of the Participant’s employment or service.

6.    Exercise, allotment and cashless exercise.

6.1.    Any Exercise Notice shall be provided by the Participant or the Beneficial Owner by mail, fax or e-mail to the secretary of the Company or to any other officer of the Company as may be decided by the Administrator, and the Exercise Price shall be satisfied pursuant to the cashless exercise procedure set out in clause 3.6. of this Plan by effecting a net exercise with the Company.

6.2.    As soon as practicable, but no more than thirty (30) days, following receipt of the Exercise Notice the Company shall at its sole discretion:

(i)	Allot and/or transfer to the Participant the Shares, subject to the Exercise Notice (after applying the cashless exercise procedure); or

(ii)

pay to the Participant a cash equivalent of the price of the Shares subject to the Exercise Notice (after applying the cashless exercise procedure) calculated at the price of the Company’s shares (or depositary receipts in respect of shares) listed on NASDAQ Global Select Market at the closing of the trading day when the Exercise Notice has been served to the Company.

6.3.    Subject to Section 6.2.(i) the Company shall within ninety (90) days of the allotment of any Shares provide to the Participant an extract from the Company’s Register of Members, showing the Participant’s shareholding (as increased, if applicable).

7.    No Repricing.

Notwithstanding any other provision of this Plan, the Administrator may not, without prior approval of the Company’s stockholders, seek to effect any repricing of any previously granted, “underwater” Option by: (i) amending or modifying the terms of the Option to lower the exercise price; (ii) canceling the underwater Option and granting replacement Options having a lower exercise price, or other awards or cash in exchange; or (iii) repurchasing the underwater Options. For purposes of this Section 7, an Option shall be deemed to be “underwater” at any time when the Fair Market Value of the Shares is less than the per share exercise price of the Option.

8.    Clawback.

In the event that (i) the Company’s financial results are materially restated or (ii) there is a significant adverse legal finding by a court or regulator against the Company in which any Participant is found to have culpability, the Administrator may review the circumstances surrounding the restatement or adverse legal finding and determine whether to (a) cancel any outstanding Option granted to any Participant, in whole or in part, whether or not vested and/or (b) require any Participant to repay to the Company any gain realized or value received upon the exercise of any Option during the Lookback Period (as defined below) determined by the Administrator to have been inappropriately received by the Participant (with such gain or value received valued as of the date of exercise or receipt). The “Lookback Period” is defined as the five (5) completed fiscal years immediately preceding the date on which the Company files such restatement or the date of the adverse legal finding.

Cancellation and repayment obligations will be effective as of the date specified by the Administrator. Any repayment obligation may be satisfied in Shares or cash or a combination thereof (based upon the Fair Market Value of Shares on the day of payment), and the Administrator may provide for an offset to any future payments owed by the Company or any affiliate to the Participant if necessary to satisfy the repayment obligation. The determination regarding cancellation of an Option or a repayment obligation shall be within the sole discretion of the Administrator and shall be binding upon the Participant and the Company.

9.    No Assignment.

No Option granted under this ESOP may be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner (other than pursuant to the laws of descent and distribution), nor may a Participant enter into any derivative agreement or other similar hedging arrangement relating to any Option without prior written consent of the Company, provided that the exercise of such Options shall not be considered to be any type of disposal.

10.    Governing law

This Plan shall be governed by, and be construed in accordance with, the Laws of England and Wales.

11.    Confidentiality.

Participants shall be required, as a condition to the receipt and retention of any Option hereunder, to keep strictly confidential the terms of such Participant’s participation in this ESOP and shall agree not to discuss the terms of such participation with any other employee or consultant of the Company or any other third party; provided that nothing herein shall prevent the disclosure of these terms to the Participant’s legal or tax advisors or as may be required to be disclosed in any prospectus prepared in connection with any public offering of the Company’s securities or as required by law.

12.    Share capital.

Nothing herein shall restrict the ability of the Company to increase its issued share capital (with the consequent dilution of the Participant’s percentage shareholding in the Company or the Participant’s potential shareholding in the Company as the case may be) or issue preference shares or other shares ranking in priority to the Shares that may be purchased pursuant to each Option).

13.    Rights and obligations associated with the Shares.

Any Shares acquired pursuant to the Options shall be subject to any and all the rights associated with the shares of the Company in accordance with the provisions set out in the Articles of Association of the Company or otherwise contained in any shareholders’ agreements relating to the Company existing from time to time.

14.    Death or incapacity of the option holder.

If a Participant (or, in the case of a Participant that is an entity providing services to the Company, its Beneficial Owner) dies or is determined to be incapacitated by court while employed by or providing services to the Group, the Options may (subject to any vesting and termination provisions as set out in this ESOP) be exercised at any time within twelve (12) months following the date of death or incapacitation by the applicable individual’s personal representatives or by a person who acquired the right to exercise the Option by bequest or inheritance. If the Options are not so exercised within the time specified herein, the Options shall terminate.

15.    Shareholder notices.

Prior to the exercise of any Option, the Company shall not be obliged pursuant to the provisions of this Plan to provide the Participant with copies of any notices, circulars or other documents sent to shareholders of the Company.

16.    Amendment; Term.

16.1.    The Administrator, in its sole and absolute discretion, may at any time or times amend or alter the Plan or any outstanding Option and may at any time terminate or discontinue the Plan as to any future grants of Options; provided, that the Administrator may not, without the Participant’s consent, amend, alter or terminate the terms of an Option or the Plan so as to affect adversely the Participants’ or a Participant’s existing rights under an Option or the Plan. Any amendments to the Plan shall be conditioned upon stockholder approval only to the extent, if any, such approval is required by applicable law, as determined by the Administrator.

16.2.    The Plan shall become effective as of June 5, 2019 and shall expire on the tenth anniversary thereof (unless terminated earlier by the Administrator); provided that outstanding Options granted prior to such expiration (if any) shall remain outstanding in accordance with their terms following such expiration.

17.    Legal requirements.

The Company may require, as a condition to the delivery of Shares pursuant to the Plan or removing any restriction from Shares previously delivered under the Plan, that all legal matters in connection with the issuance and delivery of such Shares have been addressed and resolved. The Company may require, as a condition to exercise of the Option, such representations or agreements as counsel for the Company may recommend. The Company may require that certificates evidencing Shares issued under the Plan bear an appropriate legend reflecting any restriction on transfer applicable to such Shares, and the Company may hold the certificates pending lapse of the applicable restrictions.